July 19, 2006
VIA FACSIMILE AND U.S. MAIL
Mr. Jay Webb
Review Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, DC 20549

Re:	LSI Logic Corporation Form 10-Q for the quarterly period ended April 2, 2006 Form 8-K filed April 26, 2006 File No. 1-10317
Dear Mr. Webb:
We have included our responses to your questions below in the format as requested.
Questions repeated and related responses:
General
1.	Please file your response dated June 19, 2006 on EDGAR, as required by Regulation S-T.
The Company will file the response as required by Regulation S-T for the letter dated June 19, 2006 and the responses contained herein.
Form 10-Q for the quarterly period ended April 2, 2006
Note 1 — Basis of Presentation, page 6
2.	Please refer to prior comment 3. Please revise future filings to use your actual quarter ends.
The Company will revise future filings to show dates for actual quarter ends.

Mr. Jay Webb
July 19, 2006

Form 8-K filed April 26, 2006
3.	Please refer to prior comment 4. Your proposed revised disclosure does not make the specific disclosures required by paragraph (e)(1)(i) of item 10 of regulation S-K for each non-GAAP measure presented. Please make separate disclosures for each non-GAAP measure presented in your “Non-GAAP Consolidated Condensed Statements of Operations Excluding Special Items”. Please address the following for each non-GAAP measure presented:
•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
The Company will replace the existing explanation in the Form 8-K relating to the usefulness of non-GAAP financial information to investors in prospective filings with the below noted language. We have retained the original information provided in response to prior answer 4 where appropriate and for completeness of the response.
Use of Non-GAAP Financial Information

LSI Logic has referenced non-GAAP financial information in the news release.

LSI Logic management believes that the presentation of a full non-GAAP income statement including non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP Income from Operations, non-GAAP interest income and other, non-GAAP income before income taxes, non-GAAP provision for income taxes and non-GAAP net income excluding special items and non-GAAP income excluding special items per basic and diluted share (collectively referred to herein as non-GAAP measures) provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. Management believes that the use of these non-GAAP financial measures provides consistency and comparability with our past financial reports, and also facilitates comparisons with other companies in our industry, many of which use similar non-GAAP financial measures to supplement their GAAP information.

Management has historically used these non-GAAP measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described

Mr. Jay Webb
July 19, 2006

below provides an additional measure of our core operating results and facilitates comparisons of our core operating performance against prior periods and our business model objectives. We have chosen to provide this information to investors to enable them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our ongoing core operations. Externally, we believe that these non-GAAP measures continue to be useful to investors in their assessment of our operating performance and the valuation of our Company.

Internally, these non-GAAP measures are significant measures used by management for purposes of:
•	evaluating the core operating performance of the Company;

•	determination of bonus compensation for certain key employees;

•	establishing internal budgets;

•	calculating return on investment for development programs and growth initiatives;

•	comparing performance with internal forecasts and targeted business models;

•	strategic planning;

•	evaluating and valuing potential acquisition candidates and how their operations compare to the Company’s operations; and

•	bench marking performance externally against our competitors.
Non-GAAP financial measures:
As described above, LSI excludes the following items in one or more of the non-GAAP measures:
•	Stock-based compensation. Stock-based compensation relates primarily to stock awards such as options and restricted stock units that are issued by LSI Logic Corporation. Stock-based compensation is a non-cash expense that varies in amount from period to period and is dependent on market forces that are difficult to predict. As a result of this unpredictability, management excludes this item from its internal operating forecasts and models. Management believes that non-GAAP measures adjusted for stock-based compensation provide investors with a basis to measure the Company’s core performance against the performance of other companies without the variability created by stock-based compensation. Stock based compensation is excluded from non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP research and development, non-GAAP sales and marketing, general and administrative expenses, non-GAAP income from operations, non-GAAP income before income taxes, non-GAAP net income and non-GAAP net income per basic and dilutive share.

Mr. Jay Webb
July 19, 2006

•	Amortization of acquisition related intangibles and in-process research and development. These charges are acquisition-related charges. Amortization of acquisition-related intangibles relate to purchased technology in acquisitions such as existing technology, patents and trademarks. In-process research and development relates to projects in process as of the acquisition date that have not reached technological feasibility and are immediately expensed. These charges are not factored into management’s evaluation of potential acquisitions, or our performance after completion of acquisitions, because they are not related to our core operating performance, and the frequency and amount of such charges vary significantly based on the size and timing of our acquisitions and the maturities of the businesses being acquired. Excluding this data provides investors with a basis to compare the Company against the performance of other companies without this variability. These items are excluded from non-GAAP income from operations, non-GAAP income before income taxes, non-GAAP net income and non-GAAP net income per basic and dilutive share.

•	Restructuring of operations and other items, net. This represents charges/losses and gains that are not directly related to the Company’s ongoing or core business results. Management regularly excludes such items from internal operating forecasts and models because it is not considered a core operating activity for the Company and because the frequency and variability in the nature of the charges can vary significantly from period to period. Excluding this data provides investors with a basis to compare our company against the performance of other companies without this variability. These items are excluded from non-GAAP income from operations, non-GAAP income before income taxes, non-GAAP net income and non-GAAP net income per basic and dilutive share.

•	Other charges and gains. Other charges and gains consist of gains or losses on equity investments and certain non-operating gains and losses that occur on an infrequent basis and vary greatly in amount. We do not regularly trade public equity securities nor do we plan on these securities positions for funding of ongoing operations. Management excludes these items because they do not affect our core operations. Excluding this data provides investors with a basis to compare our company against the performance of other companies without this variability. . These items are excluded from non-GAAP income before income taxes, non-GAAP net income and non-GAAP net income per basic and dilutive share.

•	Non-GAAP income tax expense/benefit. This line item represents the amount of tax expense or benefit that the Company would accrue if it used non-GAAP results instead of GAAP results in the calculation of its tax liability. This item is

Mr. Jay Webb
July 19, 2006

used in the computation of non-GAAP net income and non-GAAP net income per basic and dilutive share.
The calculation of non-GAAP net income excluding special items per dilutive share is adjusted in the numerator for all the items discussed above under net income excluding special items. In the denominator, the number of non-GAAP dilutive shares excludes the following item:
•	The treasury stock method used to calculate weighted outstanding shares on a dilutive basis requires amounts related to compensation costs attributable to future services and not yet recognized in the financial statements to be treated as proceeds that are assumed to be used to repurchase shares. As a result, this reduces the total number of weighted average shares for purposes of calculating GAAP weighted average shares on a dilutive basis. LSI does not include the effects of these compensation costs in its non-GAAP net income excluding special items, management believes these amounts should not be applied to the calculation of shares to be repurchased in the computation of non-GAAP net income per diluted share.
Non-GAAP cost of revenues, non-GAAP research and development, non-GAAP selling, general and administrative expenses, non-GAAP income from operations, non-GAAP interest income and other expense, non-GAAP provision for income taxes, non-GAAP net income excluding special items and non-GAAP net income per basic and dilutive share are not calculated in accordance with GAAP, and should be considered for illustrative purposes as being supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs associated with the operations of the Company’s business in accordance with GAAP and such non-GAAP measures may be different from the computation of non-GAAP measures of other companies. As a result, you should not consider these measures in isolation or as a substitute for analysis as reported under GAAP. Some of the limitations in relying on non-GAAP financial measures are discussed below in relation to the items excluded from those non-GAAP measures.
•	Stock-based compensation. LSI’s stock-based incentive plans are important components of our employee incentive compensation arrangements and are reflected in our GAAP results under Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based payment, commencing with the first quarter of 2006. They need to be considered for a complete view of the costs of our compensation arrangements.

Mr. Jay Webb
July 19, 2006

•	Amortization of acquisition-related intangibles. Acquisitions have been an important part of our business strategy and the corresponding acquisition-related charges reflect the costs of choosing acquisitions as a form of growth strategy.

•	Restructuring of operations and other items, net. This item reflects charges for severance, exit costs associated with leased facilities, asset impairment charges and gains on sales of no longer strategic assets. While no longer strategic to the future of the Company, such items reflect the costs of decisions made as part of running a business and are critical to a complete view of our historical results.

•	Other charges and gains. This items as discussed above should be included for a complete view of our historical performance even though they are not related to our core operations.
All supplemental non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with generally accepted accounting principles in the United States of America and the Company’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2005.

The Company has attached a reconciliation of GAAP to non-GAAP financial measures used by management for the first quarter ended April 2, 2006 and April 3, 2005.

You may contact me directly if you have any questions at (408) 433-8000.

Very truly yours,

/s/ BRYON LOOK

BRYON LOOK Executive Vice President & Chief Financial Officer